UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 1, 2017, and entitled “Orbotech Reports Third Quarter 2017 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Operations.

4.	Registrant’s Reconciliation of GAAP to Non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBITDA.

6.	Registrant’s Condensed Consolidated Statements of Cash Flows.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS THIRD QUARTER 2017 RESULTS

2017 third quarter highlights

•	Revenues of $245.7 million

•	Gross margin of 48.0%

•	GAAP EPS of $0.75 (diluted); non-GAAP EPS of $0.91 (diluted)

2017 fourth quarter guidance

•	Revenue range: $245 million to $255 million

•	Gross margin of approximately 48.0% based on current expectations of product mix

YAVNE, ISRAEL, November 1, 2017 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company”) today announced its consolidated financial results for the third quarter of 2017.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “Our very strong third quarter financial performance reflects robust execution of our business plans, the wide acceptance of our new solutions and continued transformation of our technological innovation into improved revenues and profits. Each of our three divisions performed well and we are experiencing favorable business momentum across the board. These favorable industry conditions, in conjunction with our technological leadership, create new opportunities for Orbotech in areas such as advanced smartphones, automotive and flat panel displays, where our solutions enable the most advanced manufacturing technologies and, in turn, increase our total addressable market.”

Revenues for the third quarter of 2017 totaled $245.7 million, compared with $205.0 million in the third quarter of 2016, and $210.7 million in the second quarter of 2017.

In the Company’s Production Solutions for Electronics Industry segment:

•	Revenues from the Company’s printed circuit board (“PCB”) business were $85.7 million (including $52.6 million in equipment sales) in the third quarter of 2017. This compares to PCB revenues of $69.0 million (including $38.0 million in equipment sales) in the third quarter of 2016.
•	Revenues from the Company’s flat panel display (“FPD”) business were $76.0 million (including $64.5 million in equipment sales) in the third quarter of 2017. This compares to FPD revenues of $59.8 million (including $49.4 million in equipment sales) in the third quarter of 2016.
•	Revenues from the Company’s semiconductor device (“SD”) business were $78.5 million (including $65.9 million in equipment sales) in the third quarter of 2017. This compares to SD revenues of $71.5 million (including $57.4 million in equipment sales) in the third quarter of 2016.

Revenues in the Company’s other segments totaled $5.4 million in the third quarter of 2017, compared with $4.6 million in the third quarter of 2016.

Service revenues for the third quarter of 2017 were $59.2 million, compared with $58.0 million in the third quarter of 2016.

Gross profit and gross margin in the third quarter of 2017 were $118.0 million and 48.0%, respectively, compared with $96.2 million and 46.9%, respectively, in the third quarter of 2016.

GAAP net income and GAAP net income margin in the third quarter of 2017 were $36.6 million and 14.9% respectively, compared with $24.7 million, and 12.1% respectively in the third quarter of 2016.

GAAP earnings per share (diluted) for the third quarter of 2017 were $0.75, compared with $0.51, for the third quarter of 2016.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the third quarter of 2017 were $57.6 million and 23.5%, respectively, compared with $43.8 million and 21.4%, respectively, in the third quarter of 2016.

Non-GAAP net income and non-GAAP net income margin for the third quarter of 2017 were $44.7 million and 18.2%, respectively, compared with $33.0 million and 16.1%, respectively, for the third quarter of 2016.

Non-GAAP earnings per share (diluted) for the third quarter of 2017 were $0.91, compared with $0.68 per share, for the third quarter of 2016.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure (the “Reconciliation”) is included at the end of this press release.

As of September 30, 2017, the Company had cash, cash equivalents, short term bank deposits and marketable securities of $247.0 million, and debt of $72.4 million. As of September 30, 2017, the actual number of ordinary shares outstanding was approximately 48.0 million.

Fourth quarter 2017 Guidance

The Company expects revenues for the fourth quarter of 2017 to be in the range of $245 million to $255 million; and gross margin for the fourth quarter of 2017 to be approximately 48.0%, based on current expectations of product mix.

Investor Day

The Company will host an Investor Day on Monday, November 6, 2017 at the W Hotel in New York City. The event will include the introduction of a new Orbotech financial model as well as presentations by business teams. Presentations will commence promptly at 9:00 a.m. EST and the event is expected to conclude at approximately 1:00 p.m. EST. To register for attendance, please contact Rami Rozen, Orbotech Director of Investor Relations, on rami.rozen@orbotech.com. A webcast of the presentation will be broadcast simultaneously through a link on the Investors section of the Orbotech Ltd. website. A replay of the webcast, as well as presentation materials, will remain available for 90 days.

Conference Call

An earnings conference call for the Company’s third quarter 2017 results is scheduled for today, November 1, 2017, at 8:30 a.m. EDT. The dial-in number for the conference call is + 1-646-254-3362 or (US toll-free) 877-280-2296 and a replay will be available on telephone number +1-719-457-0820 or (US toll-free) 888-203-1112 until November 15, 2017. The pass code is 9707467 or Orbotech Q3. A live webcast of the conference call can also be heard by accessing the Company’s website at: https://edge.media-server.com/m6/p/y9sehn6g. The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioarchives.

About Orbotech Ltd.

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of PCBs, FPDs and SDs, designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For further information, visit http://www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and administration change in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the ongoing audit of tax years 2012-2014 in Israel and related criminal investigation (see below), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

In May 2017, the Company received a best judgment tax assessment from the Israel Tax Authority (the “ITA”) with respect to an audit of the Company for the fiscal years 2012-2014 (the “Assessment”), for an aggregate amount of tax against the Company, after offsetting all operating losses for tax purposes available through the end of 2014, of approximately NIS 207 million (currently approximately U.S. $58 million) which amount includes related interest and linkage differentials (as of date of the Assessment). All amounts related to the Assessment are given after application of the Company’s accumulated losses. Approximately 80% of the amount of the Assessment, assuming that all accumulated losses are set off against the other matters included in the Assessment, relates to the following two matters: (1) the use of tax exempt profits derived from the Company’s approved and benefitting enterprises under the Law for the Encouragement of Capital Investment, 1959, in particular in its investments in, or acquisitions of, foreign subsidiaries; and (2) the purchase of shares of the Company by its foreign subsidiaries during the audit period. The Company has not taken any reserves or provisions related to these two matters because it reasonably believes its positions are more likely than not correct as a legal matter. The Company intends vigorously to contest the ITA’s position on both of these matters and does not anticipate establishing a provision related to these matters. The other significant item in the Assessment relates to the Company’s transfer pricing. As of September 30, 2017, the Company’s tax provisions with respect to the audit period cover at least a majority of the remaining 20% of the Assessment. However, because of the ongoing criminal investigation against the Company, certain of its employees and its tax consultant related to tax positions taken by the Company in the audit period as well as in prior periods, the Company has not conducted a comprehensive independent review of the work of its employees and tax consultant involved in evaluating and establishing its tax positions, including with respect to this and certain other matters that are the subject of the Assessment. The Company expects to begin this review process in connection with the preparation of its annual financial statements and annual report, however it cannot assure investors of the timing or outcome of such review.

If the Company’s evaluation of its tax positions proves to be inaccurate, it may be required to increase its provisions or take a charge in future periods. The outcome of its review may also impact the Company’s results of operations as a result of tax positions taken for subsequent fiscal years. The amount of the increase and/or the charge against earnings could be material with respect to the audit period and subsequent periods. In addition, the Company does not have any insight into the scope or time period of the criminal investigation or the timing of any prosecutorial action related to the investigation which may occur in the coming days, weeks, months or years. Although the Company cannot predict the timing of any prosecutorial action, the Company expects to be summoned to the prosecutor’s office for a hearing, at which it will have the opportunity to present its positions, prior to any indictments of the Company and/or certain of its employees and/or payment of monetary amounts in lieu of such indictments. The Company has not conducted its own investigation into any matters that may be the subject of such investigation and will only do so once the criminal investigation has been completed. The Company intends vigorously to contest the Assessment in accordance with Israeli law as well as defend itself and its employees in the criminal matter, but it cannot assure investors as to the outcome or timing of completion of either process, including the amount of tax ultimately payable related to 2012-2014 and prior fiscal years, or any additional taxes, penalties, criminal sanctions, indictments, fines and other amounts or that may be imposed as a result of the Assessment and criminal investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation.

The foregoing information should be read in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	September 30, 2017	December 31, 2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$237,754	$216,292
Restricted cash		12,487
Marketable securities	201
Short-term bank deposits	973	789
Accounts receivable - trade	385,481	326,343
Prepaid expenses and other current assets	52,750	47,258
Inventories	164,049	132,435

Total current assets	841,208	735,604

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	8,058	7,012
Funds in respect of employee rights upon retirement	10,105	8,375
Deferred income taxes	22,323	19,840
Equity method investee and other receivables	5,166	9,113

	45,652	44,340

PROPERTY, PLANT AND EQUIPMENT, net	67,848	62,375

OTHER INTANGIBLE ASSETS, net	73,897	84,210

GOODWILL	176,804	176,374

Total assets	$1,205,409	$1,102,903

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$16,364	$16,364
Accounts payable and accruals:
Trade	82,883	72,085
Other	117,032	114,692
Deferred income	33,512	28,576

Total current liabilities	249,791	231,717

LONG-TERM LIABILITIES:
Long-term loan, net	56,001	72,002
Liability with respect to Applied Microstructure, Inc. (“AMST”)	1,471	1,471
Liability for employee rights upon retirement	24,357	22,973
Deferred income taxes	12,425	14,392
Other tax liabilities	10,771	7,567

Total long-term liabilities	105,025	118,405

Total liabilities	354,816	350,122

EQUITY:
Share capital	2,390	2,381
Additional paid-in capital	429,296	420,185
Retained earnings	516,663	440,159
Accumulated other comprehensive loss	(804)	(9,221)

	947,545	853,504
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. equity	848,006	753,965
Non-controlling interest	2,587	(1,184)

Total equity	850,593	752,781

Total liabilities and equity	$1,205,409	$1,102,903

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
Revenues	$643,976	$591,360	$245,664	$204,953
Cost of revenues	340,224	319,634	127,652	108,739

Gross profit	303,752	271,726	118,012	96,214

Operating expenses:

Research and development, net	90,662	80,049	31,921	27,345
Selling, general and administrative	103,019	92,357	36,563	31,068
Equity in earnings of P.C.B. Solutions L.P (“Frontline”)	(3,235)	(2,311)	(880)	(634)
Amortization of intangible assets	18,635	20,750	6,371	7,615

Total operating expenses	209,081	190,845	73,975	65,394

Operating income	94,671	80,881	44,037	30,820
Financial expenses - net	4,890	15,318	1,317	1,171

Income before taxes on income	89,781	65,563	42,720	29,649
Taxes on income	14,256	11,599	6,569	4,885
Share in losses of equity method investee		450		150

Net income	75,525	53,514	36,151	24,614
Net loss attributable to non-controlling interests	(979)	(293)	(403)	(99)

Net income attributable to Orbotech Ltd.	$76,504	$53,807	$36,554	$24,713

Basic earnings per share	$1.60	$1.20	$0.76	$0.52

Diluted earnings per share	$1.57	$1.17	$0.75	$0.51

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	47,914	44,867	47,995	47,397
Diluted earnings per share	48,812	45,813	48,903	48,385

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
Reported operating income on GAAP basis	$94,671	$80,881	$44,037	$30,820
Equity-based compensation expenses	6,982	4,319	2,480	1,361
Amortization of intangible assets	18,635	20,750	6,371	7,615

Non-GAAP operating income	$120,288	$105,950	$52,888	$39,796

Reported net income attributable to Orbotech Ltd. on GAAP basis	$76,504	$53,807	$36,554	$24,713
Equity-based compensation expenses	6,982	4,319	2,480	1,361
Amortization of intangible assets	18,635	20,750	6,371	7,615
Tax effect of non-GAAP adjustments	(2,244)	(2,410)	(748)	(887)
Share in losses of equity method investee		450		150
Charges associated with the retirement of the 2014 Credit Agreement		6,228

Non-GAAP net income	$99,877	$83,144	$44,657	$32,952

GAAP earnings per diluted share	$1.57	$1.17	$0.75	$0.51

Non-GAAP earnings per diluted share	$2.05	$1.81	$0.91	$0.68

Shares used in earnings per diluted share computation - in thousands	48,812	45,813	48,903	48,385

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
Net income attributable to Orbotech Ltd. on GAAP basis	$76,504	$53,807	$36,554	$24,713
Minority interest and equity losses	(979)	157	(403)	51
Taxes on income	14,256	11,599	6,569	4,885
Financial expenses - net	4,890	15,318	1,317	1,171
Depreciation and amortization	32,749	32,997	11,101	11,599
Equity-based compensation expenses	6,982	4,319	2,480	1,361

ADJUSTED EBITDA	$134,402	$118,197	$57,618	$43,780

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$75,525	$53,514	$36,151	$24,614
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,749	32,997	11,101	11,599
Compensation relating to equity awards granted to employees and others - net	6,982	4,319	2,480	1,361
Increase in liability for employee rights upon retirement, net	842	1,531	685	652
Long-term loans discount amortization		1,866
Deferred financing costs amortization	363	5,585	363	125
Deferred income taxes	(6,788)	(2,774)	(1,327)	(1,096)
Amortization of premium and accretion of discount on marketable Securities, net	37	112	36	18
Equity in earnings of Frontline, net of dividend received	(363)	1,105	20	266
Other	127	631	(290)	243
Decrease (increase) in accounts receivable:
Trade	(59,138)	(35,315)	(24,245)	(28,091)
Other	(7,286)	608	(4,359)	4,311
Increase (decrease) in accounts payable and accruals:
Trade	10,747	(2,734)	(1,611)	938
Deferred income	4,936	(1,790)	2,503	(246)
Other	16,690	4,202	18,177	10,598
Increase in inventories	(29,811)	(4,571)	(11,907)	(3,456)

Net cash provided by operating activities	45,612	59,286	27,777	21,836

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(19,850)	(17,387)	(7,936)	(5,272)
Consideration received for the sale of the Thermal Products business		12,000
Withdrawal of (investment in) bank deposits	(184)	5,714	2,469	(774)
Purchase of marketable securities	(1,994)	(4,836)		(2,592)
Redemption of marketable securities	804	3,617		1,280
Investment in equity method investee		(1,000)
Acquisition of the assets of AMST
Decrease (increase) in funds in respect of employee rights upon retirement	(1,187)	194	(65)	68

Net cash used in investing activities*	(22,411)	(1,698)	(5,532)	(7,290)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loan		(239,635)
Repayment of bank loan	(16,364)
Bank loan, net of $2 million financing costs		108,031
Issuance of shares, net		99,962
Employee share options exercised	2,138	5,100	901	1,636

Net cash provided by (used in) financing activities	(14,226)	(26,542)	901	1,636

Net increase in cash, cash equivalents and restricted cash*	8,975	31,046	23,146	16,182
Cash, cash equivalents and restricted cash at beginning of period*	228,779	175,719	214,608	190,583

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD*	$237,754	$206,765	$237,754	$206,765

*	Reclassified

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles assets and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) certain tax impact; (v) share in losses/ profits of equity method investee; and/or (vi) charges associated with the financing activities related to the retirement of the Company’s credit Agreement entered into in 2014.

The Company uses the non-GAAP measures indicated in the Reconciliation to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/ profits of equity method investee, as well as certain financial and other expenses and items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. The Company believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity-based compensation, financial expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions and dispositions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

The effects of a sale or disposition of a business have also been excluded from the non-GAAP measures. This item is inconsistent in amount and frequency. By excluding the item from the non-GAAP measures, management is better able to evaluate the Company’s ability to utilize its existing businesses and estimate the long-term value that remaining businesses will generate for the Company. Furthermore, the Company believes that this adjustment correlates more closely with the sustainability of the Company’s operating performance.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net, amounts associated with non-controlling interests and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. Adjusted EBITDA margin is a measurement of Orbotech’s adjusted EBITDA as a percentage of its revenues. Although the Company believes its presentation of adjusted EBITDA is useful, its adjusted EBITDA measure may not be comparable to similarly named measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2016, and its other SEC filings.

Company Contact: Rami Rozen Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 Rami.rozen@orbotech.com	Tally Kaplan Porat Director of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Asher Levy
Asher Levy
Chief Executive Officer

Date:	November 2, 2017